ALPHA ARCHITECT ETF TRUST

March 7, 2022

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Architect ETF Trust
File	No. 811-22961

Ladies and Gentlemen:

The Alpha Architect ETF Trust (the “Trust”), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”), hereby provides the following in connection with the Trust’s fidelity bond:

1.	A copy of the endorsement extending the current fidelity bond through March 28, 2022 (the “Bond”).

2.	A copy of the resolutions approving the extension of the Bond, which were adopted by the Board, including a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust.

Premiums have been paid through the policy period ending on March 28, 2022.

Please contact the undersigned at 215.882.9983 if you have any questions concerning this filing.

Very truly yours,

/s/ Patrick R. Cleary

Patrick R. Cleary

Secretary

CERTIFIED RESOLUTIONS

I, Patrick R. Cleary, Secretary of Alpha Architect ETF Trust (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as defined by the Investment Company Act of 1940, by unanimous written consent, executed on February 28, 2022:

WHEREAS, the Trustees of the Trust, including the Disinterested Trustees, previously approved the amount, type, and form of fidelity bond coverage issued by Arch Insurance Company, Policy No. ICB9300004-06 (the “Bond”) for the period of February 28, 2021 through February 28, 2022; and

WHEREAS, the Bond is scheduled to expire on February 28, 2022, which is in advance of the next regularly scheduled quarterly meeting of the Board of Trustees; and

WHEREAS, the Board, including the Disinterested Trustees, has determined it is in the Trust’s best interest to extend the Bond until March 28, 2022 on the same terms and conditions, including pro rata cost, as the Bond.

Now, Therefore, Be It:

RESOLVED, that the extension of the Bond through March 28, 2022, under the same terms and conditions, be and it hereby is, approved; and it is

FURTHER RESOLVED, that the officers of the Trust are authorized to file any documents relating to the Bond with any regulatory authority (including the SEC) as he or she shall determine to be necessary or appropriate to carry out the foregoing resolution.

March 7, 2022	/s/Patrick R. Cleary Secretary

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

BOND PERIOD EXTENSION

It is agreed that Declarations Item 2 is amended to specify the following Bond Period expiration date:

March 28, 2022

All other terms and conditions of this Policy remain unchanged.

Endorsement Number: 4

Policy Number:  ICB9300004-06

Named Insured:  Alpha Architect ETF Trust

This endorsement is effective on the inception date of this Policy unless otherwise stated herein:

Endorsement Effective Date:  February 28, 2022

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